Exhibit 10.6

Terms of Loan between A Rubin (R) and Remedent USA, Inc. (Rem)
& Ken Hegemann (K)

The terms of the loan between R and Rem/K are as follows:

1. R will wire Rem/K USD $20,000 of principal for a period of sixty days from date of funding.

2. Rem/K will repay USD $30,000 to R which includes both principal and interest, sixty days from the date of funding.

3. In consideration for the loan, Rem will provide R will 100,000 consulting options at a price of $0.20 cents per option that will expire in two years from date of grant.

4. Mr. Ken Hegemann will set aside a sufficient number of registered shares to cover $30,000 in indebtedness in the event that the loan is not repaid sixty days from the date of funding. The parties have agreed that it will not be necessary to put those shares in an escrow account.

5. Mr. Steve Ross will also personally guarantee this loan to Rem/K in the amount of USD $30,000.



Agreed to:                 Agreed to:                         Agreed to:

September 9, 2001          September 9, 2001                  September 9, 2001

/s/ Ken Hegemann           /s/ Steve Ross                     /s/ Alan Rubin

Ken Hegemann               Steve Ross                         A. Rubin
CEO                        VP and CFO                         Lender